EXHIBIT 12.1
Statement of Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Six Months Ended
	May 31,		Years Ended November 30,
	2005	2004	2004	2003	2002	2001	2000
Earnings from continuing operations:

Pre-tax earnings from continuing operations	$684,334	546,642	1,517,497	1,206,320	875,039	677,961	374,173
Adjustments to pre-tax earnings from continuing operations:

Fixed charges	101,662	79,821	173,358	161,126	157,530	156,865	142,630
Interest capitalized	(76,318)	(63,886)	(137,574)	(129,517)	(126,762)	(127,544)	(117,444)
Adjustment for undistributed earnings and losses of unconsolidated 50% or less owned entities	2,918	7,531	(205)	4,670	1,107	1,423	6,928
Previously capitalized interest amortized	77,604	55,442	134,193	141,347	145,567	119,503	98,601

“Earnings”	$790,200	625,550	1,687,269	1,383,946	1,052,481	828,208	504,888

Fixed Charges:

Interest incurred	$83,887	67,038	145,189	140,114	139,223	142,772	130,458
Interest component of rent expense	17,775	12,783	28,169	21,012	18,307	14,093	12,172

“Fixed Charges”	$101,662	79,821	173,358	161,126	157,530	156,865	142,630

Earnings to Fixed Charges	7.8	7.8	9.7	8.6	6.7	5.3	3.5